Exhibit 99

PRESS RELEASE

MAGNA ANNOUNCES DIVESTITURE OF ITS GLOBAL FLUID PRESSURE & CONTROLS BUSINESS

•           Signs agreement with Hanon Systems

•           Sale price is approximately $1.23 billion

•           Disposition reflects company’s focus on being full-system supplier of transmission and other driveline-related systems

AURORA, Ontario, September 20, 2018 — Magna announced today that its Powertrain unit has signed an agreement to sell its global Fluid Pressure & Controls (FP&C) business to Hanon Systems, a South Korea-based global supplier of thermal and energy management systems.  The sale price is approximately $1.23 billion, before the assumption of net debt and pension liabilities at closing, and subject to customary closing adjustments for net working capital.

Magna’s global FP&C business specializes in the design, manufacture and supply of mechanical and electronic pumps, electronic cooling fans, and other components.  Sales in 2017 were $1.4 billion.  Approximately 4,200 employees across 10 facilities in North America, Europe and Asia will transition to Hanon Systems.

With this transaction, Magna’s powertrain business will continue to focus on bringing power to the wheels as a full-system supplier of transmission and other driveline-related systems, including electrified versions.

Magna signs agreement with Hanon Systems to sell its global Fluid Pressure & Controls business.

“We have entered a transaction that delivers value to our shareholders, will be good for Hanon Systems and should be viewed positively by employees,” said Swamy Kotagiri, Magna Chief Technology Officer and President of Magna Powertrain.  “Hanon Systems has a strong track record in this area and we are confident they will leverage this transaction to create long term value for all of their stakeholders.”

MAGNA ANNOUNCES DIVESTITURE OF ITS GLOBAL FLUID PRESSURE & CONTROLS BUSINESS	CONNECT WITH MAGNA

The transaction is expected to close in the first quarter of 2019, subject to a number of customary conditions, including antitrust approvals.

TAGS

Fluid pressure & controls, driveline, powertrain, electronic pumps

INVESTOR CONTACT

Louis Tonelli, Vice-President, Investor Relations

louis.tonelli@magna.com, (+1) 905.726.7035

MEDIA CONTACT

Tracy Fuerst, Global Director of Corporate Communications & PR

tracy.fuerst@magna.com, (+1) 248.631.5396

ABOUT MAGNA

We have more than 173,000 entrepreneurial-minded employees dedicated to delivering mobility solutions. We are a mobility technology company and one of the world’s largest automotive suppliers with 339 manufacturing operations and 89 product development, engineering and sales centres in 28 countries. Our competitive capabilities include body exteriors and structures, power and vision technologies, seating systems and complete vehicle solutions. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit www.magna.com.

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FORWARD-LOOKING STATEMENTS

THIS RELEASE MAY CONTAIN STATEMENTS WHICH CONSTITUTE “FORWARD-LOOKING STATEMENTS” UNDER APPLICABLE SECURITIES LEGISLATION AND ARE SUBJECT TO, AND EXPRESSLY QUALIFIED BY, THE CAUTIONARY DISCLAIMERS THAT ARE SET OUT IN MAGNA’S REGULATORY FILINGS. PLEASE REFER TO MAGNA’S MOST CURRENT MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION, ANNUAL INFORMATION FORM AND ANNUAL REPORT ON FORM 40-F, AS REPLACED OR UPDATED BY ANY OF MAGNA’S SUBSEQUENT REGULATORY FILINGS, WHICH SET OUT THE CAUTIONARY DISCLAIMERS, INCLUDING THE RISK FACTORS THAT COULD CAUSE ACTUAL EVENTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING

MAGNA ANNOUNCES DIVESTITURE OF ITS GLOBAL FLUID PRESSURE & CONTROLS BUSINESS	CONNECT WITH MAGNA

STATEMENTS. THESE DOCUMENTS ARE AVAILABLE FOR REVIEW ON MAGNA’S WEBSITE AT WWW.MAGNA.COM.

MAGNA ANNOUNCES DIVESTITURE OF ITS GLOBAL FLUID PRESSURE & CONTROLS BUSINESS	CONNECT WITH MAGNA